Jocelyn M. Arel +1 617 570 1067 jarel@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 5, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joanna Lam and Steve Lo

Re:	Yatra Online, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed August 1, 2022
File No. 001-37968

Dear Ms. Lam and Mr. Lo:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022 (File No. 001-37968) filed with the Commission on August 1, 2022, as set forth in your letter dated March 15, 2023 addressed to Mr. Anuj Kumar Sethi, Principal Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the Comment Letter have been italicized.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 20-F for the Fiscal Year Ended March 31, 2022

Certain Non-IFRS Measures, page 115

1.	We note you present the non-GAAP measure, Adjusted Revenue, for each of your segments and in total and that it is derived by adding customer promotional expenses to revenue and subtracting service cost related to your Hotels and Packages Segment. Please address the following points:

●	As it appears the adjustments to calculate Adjusted Revenue have the effect of presenting revenue on a basis other than IFRS, tell us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and concluded that Adjusted Revenue does not substitute individually tailored revenue recognition and measurement methods for those of IFRS;

●	Tell us why service cost is deducted from revenue to arrive at a non-IFRS measure of revenue. In this regard, we note that Adjusted Revenue does not appear to be a measure of revenue as it contemplates a non-revenue line item in the calculation.

Ms. Lam and Mr. Lo

Division of Corporation Finance

April 5, 2023

RESPONSE: As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure.

We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue and other income after deducting service cost and adding back the expenses in the nature of customer promotional expenses, which had been reduced from revenue, as we believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the true value addition of the travel services that we provide to our customers.

The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company earns a majority of its revenue in the air ticketing, hotels and other services, where it predominantly acts as an agent of the airlines, hotels and other operators. The airlines or the hotels or the other service providers provide the eventual service on such bookings while the Company facilitates the transaction for a commission and does not assume any performance obligation relating to the service and only acts as an agent. Therefore, income from the sale of airline tickets, hotel room nights and other services is recognized on a net commission earned basis.

In the Packages business, the Company creates packages by bundling air tickets, hotel room nights and other travel services which are then offered as “Holiday packages” and therefore, the Company acts as the primary obligor for such packages as it controls the services before such services are transferred to the traveller. Accordingly, in case of Holiday packages only, revenue is accounted for on a “gross basis”. The amount collected from the customer is reflected as revenue on a gross basis, and the amount paid to the various vendors whose services are utilized is reflected as “service cost”. Service cost includes amount paid/payable to hotel and package suppliers for the acquisition of relevant services and products for sale to customers and includes the procurement cost of hotel rooms and other services and other cost of providing services. The revenue from rendering of these services is recognized in the ‘consolidated statement of profit or loss and other comprehensive loss’ on the completion of respective tours.

Ms. Lam and Mr. Lo

Division of Corporation Finance

April 5, 2023

The Company respectfully submits that only in relation to its Packages business the revenue and expenses are recorded on a ‘gross basis’ while for all other businesses its recorded on a ‘net basis’ as per IFRS 15.

The manner in which the Company predominantly does its business, is as an agent. Accordingly, we believe that the Adjusted Revenue which is calculated on a “net” basis provides investors with an appropriate representation of the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. Therefore, in order to harmonise Adjusted Revenue across segments, the Company respectfully submits that deduction of service cost in relation to the Packages business is appropriate which aligns with the manner in which the Company does its business as an agent.

The Company also believes that the presentation of Adjusted Revenue provides investors with an appropriate metric to assist their evaluation of the Company’s operating performance, both as a whole and those of its business segments, in comparison to the operating performance of its peers. Further, our industry peers that operate in a similar environment and have a similar business model as the Company, also disclose similar non-IFRS measures to reflect the agency nature of the business inherent in the business model. Accordingly, the Company believes that this non-IFRS measure is a commonly used metric among the investors and analysts to compare the Company’s results with its peers in the travel industry.

The Company has considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and taking into consideration the details enumerated above, respectfully submits that adjustments to calculate Adjusted Revenue do not have the effect of accelerating revenue recognition or substituting individually tailored revenue recognition and measurement methods for those of IFRS, as it aligns with the manner in which the Company does its business as an agent.

Notes to the Consolidated Financial Statements

5. Segment Information, page F-28

2.	We note you disclose “segment revenue” for the purpose of presenting your “segment results”, which appears to be your measure of segment profit or loss under IFRS 8. Please address the following points:

●	Confirm that segment results is your measure of segment profit or loss;

●	Provide us your basis under IFRS 8 to support your presentation of segment revenue. In this regard, we note that in determining segment revenue, you exclude promotional expenses that are recorded as a reduction of revenue under IFRS 15.

Ms. Lam and Mr. Lo

Division of Corporation Finance

April 5, 2023

RESPONSE:

The Company has three reportable segments: air ticketing, hotels and packages and other services.

The Company respectfully submits that Segment results (i.e., segment revenue less service cost) as disclosed in the financial statements is the measure used by the chief operating decision maker (“CODM”) for the review of the financial performance of the operating segments, and to make decisions about resources to be allocated to the segments. Accordingly, the Company respectfully submits that the disclosure in the financial statements is consistent with the existing review process of the financial performance of its operating segments by the CODM and is in compliance with IFRS 8.

As per Para 25 of IFRS 8, the amount of each segment item reported shall be the measure reported to the CODM for the purposes of making decisions about allocating resources to the segment and assessing its performance. Para 28 of IFRS 8 requires an entity to provide reconciliations of the total of the reportable segment revenues to the entity’s revenue. Further, Para 28 states that, all material reconciling items shall be separately identified and described; for example, the amount of each material adjustment needed to reconcile reportable segment profit or loss to the entity’s profit or loss arising from different accounting policies shall be separately identified and described.

As required by Para 28, the Company provides a reconciliation of the reportable Segment Revenue to the Company’s Revenue, the reconciling item being customer inducement and acquisition costs for each reportable segment, which are reported as a reduction of revenue under IFRS 15. These expenses are added back in the segment disclosures to the respective segment revenue lines to comply with the requirements of IFRS 8 as discussed above. Accordingly, the Company respectfully submits that the disclosure in the financial statements is in compliance with IFRS 8.

* * * * *

Ms. Lam and Mr. Lo

Division of Corporation Finance

April 5, 2023

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel
Jocelyn M. Arel

cc:	Dhruv Shringi, Chief Executive Officer, Yatra Online Inc.
Anuj Kumar Sethi, Principal Financial Officer, Yatra Online Inc.